Exhibit 4.1

SUPPLEMENTAL INDENTURE dated as of February 15, 2007 (“Supplemental Indenture”) among Reptron Electronics, Inc., (the “Company”) and HSBC Bank USA, National Association (as successor to HSBC Bank USA), as trustee (the “Trustee”), to the Indenture dated as of February 3, 2004 among the Company and the Trustee (as amended, supplemented or otherwise modified from time to time, the “Indenture”).

RECITALS

A.	Pursuant to and in accordance with the terms of the Indenture, the Company established and issued its Senior Secured Notes due 2009 (the “Notes”).

B.	The Company entered into an Agreement and Plan of Merger, dated December 18, 2006 and amended on February 5, 2007 (the “Merger Agreement”), among the Company, Kimball Electronics Manufacturing, Inc. and Gator Electronics, Inc. Pursuant to the Merger Agreement, Gator Electronics, Inc. will merge with and into the Company and the Company will become a wholly-owned subsidiary of Kimball Electronics Manufacturing, Inc. (the “Merger”). The Merger will become effective at the time of filing of the articles of merger (or such later time as may be specified in the articles of merger) with the Secretary of State of the State of Florida (the “Effective Time”) in accordance with the terms of the Merger Agreement.

C.	In accordance with the terms of the Merger Agreement, the Company launched a cash tender offer for any and all of the outstanding Notes pursuant to the terms of the Offer to Purchase and Consent Solicitation Statement dated December 22, 2006 (the “Offer to Purchase”). As part of the Offer to Purchase, the Company also conducted a consent solicitation seeking consent from the Holders to amend the Indenture to remove certain restrictive covenants and eliminate certain events of default.

D.	The tender offer and consent solicitation expired at 5:00 p.m. New York City Time on February 2, 2007 (the “Expiration Date”). As of the Expiration Date, Holders of $25,253,448 in aggregate principal amount of the Notes, representing 84.18% in principal amount of the outstanding Notes, had tendered their Notes and delivered consents. The Merger Agreement contained a 97% minimum tender requirement as a condition to Kimball Electronics, Inc. completing the Merger. Kimball Electronics Manufacturing, Inc. waived the minimum tender condition from 97% to 84%. The Company then waived the 97% minimum tender condition described in the Offer to Purchase.

E.	As described above and in accordance with Section 9.02 of the Indenture, the Company has obtained the consent of the Holders of a majority in aggregate principal amount of the Notes outstanding to the amendments to the Indenture set forth in this Supplemental Indenture.

In consideration of the premises and the agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties agreed as follows:

AGREEMENT

SECTION 1. Defined Terms. Capitalized terms not defined in this Supplemental Indenture will have the meanings given to those terms in the Indenture.

SECTION 2. Amendments to Indentures. The Indenture is amended as follows:

2.1	The following provisions of the Indenture, and any corresponding provisions in the Security Documents and Notes, are deleted in their entirety and replaced with “Intentionally Omitted.”:

Existing Section Number	Caption
Section 4.02	Commission Reports
Section 4.03	Limitation on Incurrence of Additional Indebtedness
Section 4.04	Limitation on Restricted Payments
Section 4.05	Limitation on Restrictions on Distributions from Restricted Subsidiaries
Section 4.06	Limitation on Sales of Assets and Subsidiary Stock
Section 4.07	Limitation on Transactions with Affiliates
Section 4.08	Repurchase of Notes at the Option of the Holder Upon a Change of Control
Section 4.10	Sale/Leaseback Transactions
Section 4.11	Additional Note Guarantees and Liens
Section 4.12	Limitation on Lines of Business
Section 4.13	Limitation on the Sale or Issuance of Capital Stock of Restricted Subsidiaries
Sections 5.01(a)(ii) and (iii), Section 5.01(b)(ii) and Section 5.01(c)	When Company May Merge or Transfer Assets
Sections 6.01(d), (e) and (h)	Events of Default

2.2	Section 4.09 of the Indenture is amended and restated in its entirety to read as follows:

“The Company and each Guarantor shall comply with Section 314(a)(4) of the TIA.”

2.3	Section 1.01 of the Indenture, and any corresponding provisions in the Security Documents and Notes, are amended to delete in their entirety all terms and their respective definitions for which all references are eliminated in the Indenture, Security Documents or Notes as a result of the amendments set forth in this Supplemental Indenture.

SECTION 3. Indenture Ratified. Except as expressly amended by this Supplemental Indenture, the Indenture is ratified and confirmed, and all the terms, provisions and conditions of the Indenture shall be and remain in full force and effect.

SECTION 4. Counterparts. This Supplemental Indenture may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute but one and the same instrument.

SECTION 5. Governing Law. This Supplemental Indenture shall be governed by, and construed in accordance with, the laws of the State of New York.

SECTION 6. Severability. In the event that any provisions of this Supplemental Indenture shall be invalid, illegal or unenforceable, in any respect or for any reason, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby, it being intended that all of the provisions hereof shall be enforceable to the full extent permitted by law.

SECTION 7. Trust Indenture Act. If any provisions hereof limit, qualify or conflict with any provisions of the TIA required under the TIA to be a part of and govern this Supplemental Indenture, the provisions of the TIA shall control. If any provision hereof modifies or excludes any provision of the TIA that pursuant to the TIA may be so modified or excluded, the provisions of the TIA as so modified or excluded hereby shall apply.

SECTION 8. Trustee Not Responsible for Recitals. The recitals contained herein shall be taken as the statements of the Company, and the Trustee assumes no responsibility for their correctness. The Trustee makes no representations as to the validity or sufficiency of this Supplemental Indenture.

SECTION 9. Effectiveness. This Supplemental Indenture shall become effective upon the Effective Time. If the Merger Agreement is terminated pursuant to the terms thereof prior to the Effective Time, then the terms of this Supplemental Indenture shall be null and void as of the date of such termination.

IN WITNESS WHEREOF, the parties have caused this Supplemental Indenture to be duly executed as of the date first written above.

REPTRON ELECTRONICS, INC.

By:
Name:
Title:

HSBC BANK USA, NATIONAL ASSOCIATION, as Trustee

By:
Name:
Title: